

07001144

SECURI[illegible] N
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUNTHILL CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

47 WEST RIVER ROAD, SUITE A
(No. and Street)

RUMSON	NJ	07760
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN McDONALD (212) 805-8102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN McDONALD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUNTHILL CAPITAL, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGING MEMBER

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

HUNTHILL CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2006

HUNTHILL CAPITAL, LLC

CONTENTS

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Member of
Hunthill Capital, LLC

We have audited the accompanying statement of financial condition of Hunthill Capital, LLC (the "Company") as of December 31, 2006, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunthill Capital, LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

New York, New York
February 22, 2007

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001

Melville New York Greenwich Grand Cayman

www.mkllp.com

HUNTHILL CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$ 136,617	
Due from member	13,088	
Prepaid expenses	5,403	
TOTAL ASSETS		$ 155,108

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$ 20,306	
Accrued expenses	22,514	
Income taxes payable	4,600	
TOTAL LIABILITIES		$ 47,420
MEMBER'S EQUITY		107,688
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 155,108

The accompanying notes are an integral part of these financial statements.

HUNTHILL CAPITAL, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2006

REVENUE		
Service fees		$ 802,874
EXPENSES		
Employee compensation and benefits	$ 171,133	
Professional fees	59,681	
Regulatory fees	6,362	
Consultation fees	22,875	
Insurance	15,281	
Repairs and maintenance	10,731	
Office expense	19,637	
Occupancy	61,608	
Communications	15,496	
Travel and entertainment	128,459	
Miscellaneous	12,519	
TOTAL EXPENSES		523,782
INCOME BEFORE PROVISION FOR INCOME TAXES		279,092
PROVISION FOR INCOME TAXES		4,600
NET INCOME		$ 274,492

The accompanying notes are an integral part of these financial statements.

HUNTHILL CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2006

BEGINNING BALANCE - January 1, 2006	$	23,082
Contributions from member		494,657
Distributions to member		(684,543)
Net income		274,492
ENDING BALANCE - December 31, 2006	$	107,688

The accompanying notes are an integral part of these financial statements.

HUNTHILL CAPITAL, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 274,492
Changes in operating assets and liabilities:		
Due from member	$ (13,088)	
Prepaid expenses	84	
Due to affiliate	(12,000)	
Income taxes payable	(2,857)	
Accounts payable	20,306	
Accrued expenses	22,514	
TOTAL ADJUSTMENTS		14,959
NET CASH PROVIDED BY OPERATING ACTIVITIES		289,451
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from member	494,657	
Distributions to member	(684,543)	
NET CASH USED IN FINANCING ACTIVITIES		(189,886)
NET INCREASE IN CASH		99,565
CASH - January 1, 2006		37,052
CASH - December 31, 2006		$ 136,617

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business
Hunthill Capital, LLC (the "Company"), a Delaware Limited Liability Company ("LLC"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company earns service fees for acting as a marketing and sales representative with respect to solicitations of prospective investors on behalf of its clients. The Company is a single member LLC. The Company was formed in November 2003 and obtained NASD membership in July 2004.

Income Taxes
The member of the LLC is taxed on the Company's Federal and State taxable income. Accordingly, no provision or liability for Federal or State income taxes has been included in the accompanying financial statements. The income tax provision within these financial statements represents the Company's share of the New York City Unincorporated Business Tax ("NYC UBT") and a New York State filing fee.

Use of Estimates in the Financial Statements
The preparation of the financial statements in conformity with accounting principles generally in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Service fees are on a contractual basis with the fee stipulated in the contract and are recognized ratably over the contract period.

Cash Concentration
The Company maintains cash with a major financial institution. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. At times such amount may exceed the FDIC insured limits.

NOTE 2 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company's net capital amounted to $89,197 which was $84,197 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.53 to 1.

NOTE 3 - Solicitation Agreement

In October 2004, the Company entered into a two-year solicitation agreement with a client whereby the Company earns service fees for acting as a marketing and sales representative on an exclusive basis with respect to solicitations of prospective investors from Europe and the Middle East on behalf of such client. In June 2005, this solicitation agreement was amended to expand the location of prospective investors to worldwide. Service fee revenue earned under this agreement for the year ended December 31, 2006 amounted to $802,874.

With respect to the investors introduced to the client by the Company, including initial and incremental capital contributions as well as capital appreciation in such investor's account, the client shall pay the Company management fee allocations and incentive fee allocations based on the terms in the contracts for as long as such investors remain invested in the fund.

NOTE 4 - Related Party Transactions

Due from Member
During 2006, the Company advanced $13,088 to the Member. This amount is non-interest bearing and has no specific repayment date.

Expense Sharing Agreement - Affiliate
The Company had an expense sharing agreement with an affiliate that expired in July 2006 and was not renewed. The agreement provided that the affiliate was to provide support, staffing, management services and office facilities. The affiliate charged expenses of $21,284 to the Company for the year ended December 31, 2006 in accordance with the agreement. At December 31, 2006, there was no amount due to the affiliate relating to this agreement

Office Premises
The Company subleases its premises from the affiliate on a month to month basis. Total rent expense for the year ended December 31, 2006 under this arrangement was $61,608.

SCHEDULE I

HUNTHILL CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2006
NET CAPITAL		
Total member's equity		$ 107,688
DEDUCTIONS AND CHARGES		
Non-allowable assets:		
Due from member	$ 13,088	
Prepaid expenses	5,403	
TOTAL DEDUCTIONS AND CHARGES		18,491
NET CAPITAL		$ 89,197
AGGREGATE INDEBTEDNESS (A.I.)		
Accounts payable	$ 20,306	
Accrued expenses	22,514	
Income taxes payable	4,600	
TOTAL A.I.		$ 47,420
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(a) Minimum net capital required (6 2/3% of total A.I.)		$ 3,161
(b) Minimum net capital required of broker/dealer		$ 5,000
NET CAPITAL REQUIREMENT (Greater of (a) or (b))		$ 5,000
EXCESS NET CAPITAL		$ 84,197
RATIO OF A.I. TO NET CAPITAL		0.53 to 1

See independent auditors' report.

HUNTHILL CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

December 31, 2006

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2006)

NET CAPITAL - As reported in the Company's Part II of the FOCUS Report (unaudited)	$	93,797
AUDIT ADJUSTMENTS RELATING TO:		
Income taxes payable		(4,600)
NET CAPITAL - Per this report	$	89,197

See independent auditors' report.

SCHEDULE II

HUNTHILL CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

See independent auditors' report.

SCHEDULE III

HUNTHILL CAPITAL, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

See independent auditors' report.

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Hunthill Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Hunthill Capital, LLC (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001

Melville New York Greenwich Grand Cayman

www.mkllp.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Member, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

New York, New York
February 22, 2007

END